

Mail Stop 3720

March 29, 2016

Suzanne D. Snapper
Chief Financial Officer
Ensign Group, Inc.
27101 Puerta Real
Suite 450
Mission Viejo, CA 92691

> **Re: Ensign Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **File No. 1-33757**

Dear Ms. Snapper:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 11, 2016

Exhibit 99.1

1. It appears that your tabular presentations of "GAAP and Adjusted Consolidated Statement of Income" attach undue prominence to non-GAAP information. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K to eliminate full non-GAAP income statements. For additional guidance, please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

2. It also appears that your references to Adjusted Earnings per Share, Consolidated Adjusted Net Income, and Consolidated Adjusted EBITDAR in the introduction of, and

throughout your earnings release, attach undue prominence to these non-GAAP measures without presentation of the most directly comparable GAAP measures. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications